Equal Energy Ltd. Announces Sale of
Halkirk/Alliance/Wainwright/Clair Assets and Substantially All Remaining Non-producing Canadian Assets

Calgary, Alberta – (CNW – October 1, 2012) Equal Energy Ltd. (“Equal” or “the Company”) (TSX: EQU): (NYSE: EQU) announces that it has entered into a definitive agreement to sell several of its Canadian properties (the “Asset Disposition”) for a total cash consideration of $17.4 million, subject to customary adjustments typical of transactions of this type.  The Asset Disposition includes Equal’s interests in the Halkirk, Wainwright, Alliance and Clair areas of Alberta.  The Asset Disposition excludes Equal’s Cardium assets in the Lochend area and certain royalty interests.  The Asset Disposition is anticipated to be completed on October 12, 2012 and has an effective date of July 1, 2012.

The Asset Disposition is the second step in Equal’s ongoing strategic review process.  Equal’s management and Special Committee of the Board of Directors continue to review opportunities with the Company’s portfolio which now consists primarily of the Cardium oil play in the Lochend area of Alberta, certain royalty interests in Canada and the liquids rich natural gas asset in Central Oklahoma.

The Company has determined that these Asset Disposition properties provide the least attractive future returns among its portfolio of properties. Drilling prospects on these properties cannot economically compete for capital that is limited annually to cash flow.

The Asset Disposition also includes substantially all of Equal’s non-producing, suspended and abandoned wells in Alberta, Saskatchewan and BC, such that Equal’s remaining decommissioning liabilities will be reduced significantly. Equal estimates that its overall decommissioning provision on its balance sheet will drop by approximately two thirds when the Asset Disposition is closed.

The assets sold have current production of approximately 745 boe/day (July average), consisting of 85% medium and light oil with estimated annualized operating cash flow of $7.8 million based on the first six months of 2012.  Adjusting for this sale and the previously announced sale of Northern Oklahoma, Equal’s current corporate production is approximately 8,300 boe/day consisting of 48% natural gas, 45% NGL’s and 7% oil.  Equal will use the proceeds of the sale to reduce amounts outstanding on its credit facility to approximately $53 million and total debt including its convertible debentures to approximately $98 million.

Dell Chapman                                                                                                Don Klapko
Chief Financial Officer                                                                                   President & CEO
(403) 538-3580 or (877) 563-0262                                                             (403) 536-8373 or (877) 563-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta and Oklahoma.  Equal has compiled a multi-year drilling inventory for its properties including its oil opportunity in the Lochend Cardium play of Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law including ongoing drilling plans, the timing or certainty of the closing of the Asset Disposition, the use of proceeds of the Asset Disposition, the reduction of decommissioning liabilities of the Company and production estimates following the completion of the Asset Disposition.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, such as risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

Conversion: Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.  All dollar values are in Canadian dollars unless otherwise stated.